Exhibit 12.1

EDWARDS LIFESCIENCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
	(unaudited)
Earnings:
Income before provision for income taxes	$263.5	$1,034.9	$737.9	$622.4	$1,144.0	$511.2
Add:
Fixed charges	8.4	32.3	26.8	24.7	24.8	18.4
Distributed income of equity investees	—	0.3	1.4	2.2	2.1	—

Earnings as adjusted	$271.9	$1,067.5	$766.1	$649.3	$1,170.9	$529.6

Fixed Charges:
Interest expense	$5.7	$21.5	$17.5	$15.5	$15.5	$8.9
Amortized debt issuance costs	0.4	1.7	1.7	1.7	1.7	0.9
Interest portion of rental expenses (a)	2.3	9.1	7.6	7.5	7.6	8.6

Fixed Charges	$8.4	$32.3	$26.8	$24.7	$24.8	$18.4

Ratio of Earnings to Fixed Charges:	32.4	33.0	28.6	26.3	47.1	28.7

(a)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.